Exhibit 99.1

Stellantis Announces 2026 Corporate Calendar

AMSTERDAM, January 13, 2026 – Stellantis N.V. announced today the following corporate calendar for 20261:

February 26, 2026	Full Year 2025 Financial Results

April 30, 2026	Q1 2026 Financial Results

July 30, 2026	Q2 2026 Financial Results

October 28, 2026	Q3 2026 Financial Results

A webcast and conference call hosted by Stellantis are also planned for each of the above dates. Webcasts of the presentations, as well as the related materials, will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com.

The Annual General Meeting for the approval of Stellantis’ 2025 financial statements is scheduled for April 14, 20262.

The 2026 corporate calendar is available on the corporate website at www.stellantis.com.

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.
2 For the sole purpose of complying with the requirements of the Instructions pursuant to the Regulation of Borsa Italiana S.p.A., the Company informs that, should the Annual General Meeting resolve a dividend relating to the 2025 financial year, the relevant ex-date would occur in the month of April 2026. This statement is made for the sole purpose of complying with regulatory requirements and cannot be construed as an anticipation regarding any dividend distribution in 2026 or in the following years.

About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com